Zentek Names Lisa Sim to the Board of Directors

Guelph, ON - June 1, 2023, Zentek Ltd. ("Zentek" or the "Company") (Nasdaq: ZTEK; TSX-V: ZEN), a graphene technology development and commercialization company announces that Ms. Lisa Sim has been appointed to the board of directors of Zentek as an independent director.

Ms. Sim is a partner with Miller Thomson LLP and a member of their Executive Committee and has been listed in The Best Lawyers in Canada-Intellectual Property Law since 2019.  She is a registered patent agent in both Canada and the United States as well as a registered Canadian trademark agent. Ms. Sim holds a master's degree from the University of Waterloo in Biology with an undergraduate degree in microbiology from the University of Alberta.

"Having been the lead intellectual property counsel of Zentek for almost 3 years, I am happy to join their Board of Directors. I have enjoyed working with the Zentek team and been impressed with the portfolio of inventions the Company has developed in a short few years," said Ms. Sim. "I look forward to contributing to their success as a director while remaining their lead counsel for intellectual property and trademark work."

"I have been very impressed with Lisa since August 2020 when we began the process of protecting ZenGUARD™ and our other intellectual properties.  We are thrilled to have her join our board of directors," said Francis Dubé, Chairman of the Board for Zentek.  "Lisa brings a strong legal and intellectual property perspective which will be of significant benefit to the Board."

The Company would also like to say thank you to Mr. Frank Klees who is resigning from the Board of Directors.

Francis Dubé further commented: "It has been a pleasure having Frank on our Board for the last 5 years and his contributions and camaraderie will be missed.  I wish you all the best in your retirement Frank!"

Ms. Sim has been awarded 250,000 options exercisable at a price of $2.24 per common share for a period of 5 years from the date of the grant.

About Zentek Ltd.

Zentek is an ISO 13485:2016 certified graphene technology company focused on the research, development and commercialization of graphene-based novel products seeking to give the Company's commercial partners a competitive advantage by making their products better, safer, and greener.

Zentek's patented technology platform ZenGuard, is shown to have 99-per-cent anti-microbial activity and to significantly increase the bacterial and viral filtration efficiency of both surgical masks and HVAC (heating, ventilation, and air conditioning) systems. Zentek's ZenGuard production facility is located in Guelph, Ontario. Zentek's patent pending ZenARMOR™ technology platform is focused on corrosion protection applications.

For further information:

Mitch Swergold

Tel: (917) 930-8723

Email: mswergold@zentek.com

Francis Dube

Tel: (289) 821-2820

Email: fdube@zentek.com

To find out more about Zentek, please visit our website at www.Zentek.com. A copy of this news release and all material documents in respect of the Company may be obtained on Zentek's SEDAR profile at http://www.sedar.com/.

Forward-Looking Statements

This news release contains forward-looking statements. Since forward-looking statements address future events and conditions, by their very nature they involve inherent risks and uncertainties. Although Zentek believes that the assumptions and factors used in preparing the forward-looking information in this news release are reasonable, undue reliance should not be placed on such information, which only applies as of the date of this news release, and no assurance can be given that such events will occur in the disclosed time frames or at all. Zentek disclaims any intention or obligation to update or revise any forward-looking information, whether as a result of new information, future events or otherwise, other than as required by law.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.